Exhibit 99.1

Company announcement

Capital increase in TORM due to exercise of Restricted Share Units as part of TORM’s incentive program

TORM plc (“TORM”) increases its share capital by 56,713 A-shares (corresponding to a nominal value of USD 567.13) as a result of the exercise of a corresponding number of Restricted Share Units.

The capital increase is carried out without any pre-emption rights for existing shareholders or others. All 56,713 new shares are subscribed for in cash. 12,407 of the new shares have been subscribed for at DKK 39.2 per A-share, 31,901 of the new shares have been subscribed for at DKK 60.1 per A-share and the remaining 12,405 new shares have been subscribed for at DKK 49.3 per A-share. All with a nominal value of USD 0.01 each.

The new shares are ordinary shares without any special rights and are negotiable instruments. The new shares give right to dividends and other rights in relation to TORM as of the date of issuance. The new shares are expected to be admitted to trading and official listing on Nasdaq in Copenhagen on 07 September 2022. Transfer restrictions may apply in certain jurisdictions outside Denmark, including applicable US securities laws.

After the capital increase, TORM’s share capital amounts to USD 821,269.89 divided into 82,126,987 A-shares of USD 0.01 each, one B-share of USD 0.01 and one C-share of USD 0.01. A total of 82,126,987 votes are attached to the A-shares. The B-share and the C-share have specific voting rights.
Contact
Christopher Everard, General Manager
tel.: +44 203 713 4561
About TORM
TORM is one of the world’s leading carriers of refined oil products. TORM operates a fleet of approximately 80 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM’s shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD, ISIN: GB00BZ3CNK81). For further information, please visit www.torm.com.
Safe harbor statement as to the future
This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as “will”, “aim”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “may”, “should”, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Company. They are not historical facts, nor are they guarantees of future performance.
Where the Company expresses an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.  However, because these forward-looking statements are not guarantees of future performance and involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed, projected or implied by these forward-looking statements. In light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all.
Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect new information future events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

TORM PLC | BIRCHIN COURT, 20 BIRCHIN LANE LONDON, EC3V 9DU, UNITED KINGDOM | COMPANY: 09818726	COMPANY ANNOUNCEMENT NO.27 02 SEPTEMBER 2022	PAGE 1 / 1